UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12755

DEAN FOODS COMPANY

(Exact name of registrant as specified in its charter)

2711 North Haskell Ave., Suite 3400

Dallas, TX
(214) 303-3400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None1

Pursuant to the requirements of the Securities Exchange Act of 1934, Dean Foods Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dean Foods Company

Date:	May 28, 2021	By:	/s/ Daniel H. Golden
		Name:	Daniel H. Golden
		Title:	Authorized Officer

1 On November 12, 2019, Southern Foods Group, LLC, Dean Foods Company, and their debtor affiliates (collectively, the “Debtors”), filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). On March 17, 2021, the Bankruptcy Court entered the Findings of Fact, Conclusions of Law, and Order Confirming the First Amended Joint Chapter 11 Plan of Liquidation of Southern Foods Group, LLC, Dean Foods Company, and Their Debtor Affiliates [D.I. 3565], and on May 28, 2021 (the “Effective Date”), the Plan became effective pursuant to its terms. All previously issued and outstanding equity interests in Dean Foods Company (which include Dean Foods Company’s prior common stock, par value $0.01 per share (the “Common Stock”)) were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, and suspending the Registrant’s reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended.